

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via E-mail
Chen Li-Hsing
President
San Lotus Holding Inc.
Suite 23, 3301 Spring Mountain Road
Las Vegas, NV 89102

> **Re: San Lotus Holding Inc.**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

We have reviewed your response to the comment in our letter dated May 23, 2014 and have the following additional comments.

General

1. Please refile to include a complete prospectus rather than a partial prospectus. Refer to Rule 472(b) of the Securities Act of 1933.

2. Please provide a currently dated consent from your independent registered public accountant with the next amendment.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
Ray Chiang